SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                            ________________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1 )1

                    INTERNATIONAL ASSETS HOLDING CORPORATION
 ______________________________________________________________________________
                                (Name of Issuer)

                                  COMMON STOCK
  _____________________________________________________________________________
                         (Title of class of securities)

                                    459028106
 ______________________________________________________________________________
                                 (CUSIP number)

                                Jerome F. Miceli
                          250 Park Avenue S., Suite 200
                           Winter Park, Florida 32789
                                 (407) 629-1400
 ______________________________________________________________________________
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 23, 1997
   __________________________________________________________________________
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box |_|.

     Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7).

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.



-----1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

                               (Page 1 of 4 Pages)

CUSIP NO.  459028106                                                      13D
                               PAGE 2 OF 4 PAGES




---------------------- ---------------------------------------------------------

          1            NAME OF REPORTING PERSONS
                       S.S. OR IRS IDENTIFICATION NOS. OF ABOVE PERSON

                       JEROME F. MICELI
 __________________    _________________________________________________________

          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 __________________      (a)   [ ]              (b)   [ ]
                       _________________________________________________________

          3            SEC USE ONLY
 __________________    _________________________________________________________

          4            SOURCE OF FUNDS            OO
 __________________    _________________________________________________________

          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
                       PURSUANT TO ITEM 2 (d) OR 2 (e)     [ ]
 __________________    ________________________________________________________

          6            CITIZENSHIP OR PLACE OR ORGANIZATION
                       USA
 __________________    _________________________________________________________

                             7           SOLE VOTING POWER

                                         132,724
      NUMBER OF         ______________   _______________________________________
       SHARES
    BENEFICIALLY              8          SHARED VOTING POWER
      OWNED BY                           N/A
        EACH            ______________   _______________________________________
      REPORTING
     PERSON WITH              9          SOLE DISPOSITIVE POWER
                                         116,596
                        ______________   _______________________________________

                              10         SHARED DISPOSITIVE POWER
                                         16,128
 __________________     ______________   _______________________________________

         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON   132,724
 __________________    _________________________________________________________

         12            CHECK BOX IF THE SHARES AGGREGATE AMOUNT IN ROW (11)
                       EXCLUDES CERTAIN SHARES*     [ ]
 __________________    _________________________________________________________

         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       8.9
 __________________    _________________________________________________________

         14            TYPE OF REPORTING PERSON*
                       IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  459028106                                                       13D
                           PAGE 3 OF 4 PAGES


Item 1.  Security and Issuer

     This statement relates to shares (the "Shares") of the common stock of International Assets Holding Corporation (the "Issuer").The principal executive offices of the Issuer are located at 250 Park Ave. South, Suite 200, Winter Park, Florida 32789.

Item 2.  Identity and Background

         (a)  Jerome F. Miceli

         (b)  250 Park Ave. S.  Suite 200
              Winter Park, FL  32789

     (c) The principal occupation of Mr. Miceli is President and CEO of International Assets Advisory Corp. ("IAAC"), a wholly owned subsidiary of the Issuer. IAAC is a full service broker/dealer. Mr. Miceli has been a director of the Issuer since 1990 and also serves as president and treasurer of the Issuer.

         (d)  None

         (e)  None

         (f)  United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

     Effective December 31, 1992, the Diego J. Veitia Family Trust ( the "Trust"), which is controlled by Diego J. Veitia, the chairman of the Issuer, gifted 9,038 shares of the Issuer's Common Stock to Mr. Miceli. In January, 1993, the Trust gifted another 9,039 shares to Mr. Miceli and granted him an option to purchase an additional 4,519 shares of stock currently owned by the Trust at a price of $1.81 per share. The option is exercisable at will and should Mr. Miceli exercise this option it is anticipated that personal funds will be used to pay for the Shares.

     In November, 1993, the Issuer issued 50,000 of its Shares to Mr. Miceli as compensation for services rendered. The Issuer valued these Shares at $1.10 per share or compensation of $55,000.

     Mr. Miceli was granted a stock option under the Issuer's Stock Option Plan in January, 1993. As of January 23, 1997, 30,000 options were exercisable under this partially vested option.

     Mr. Miceli was granted an additional stock option under the Issuer's Stock Option Plan in December, 1995. As of December 28, 1996, 14,000 options became exercisable under this partially vested option.

     Shares of the Issuer's Common Stock are purchased and allocated to participants of the International Assets Advisory Corp. Employee Stock Ownership Plan and Trust (the "ESOP"). Shares are purchased with monies contributed by the Employer (IAAC). No employee contributions are permitted to the ESOP and the Employer's contribution is discretionary on an annual basis. The allocations to the participants are effective as of the end of the plan year for the ESOP. The ESOP was first effective on December 30, 1992 and shares have been allocated to participants in each successive year. Mr. Miceli was notified by the ESOP Plan Administrator that total shares allocated to him through plan year 1995 were 16,128.


Item 4.  Purpose of Transaction

     Mr. Miceli's acquisition of these Shares is directly related to his employment by the Issuer and its subsidiaries. It is Mr. Miceli's intention to hold his currently owned Shares as a long term investment. There are no current plans for the immediate future to exercise his option to purchase the additional 4,519 Shares from the Veitia Family Trust or to exercise the 30,000 share option or the 14,000 share option from the Stock Option Plan.

CUSIP NO.  459028106                                                      13D
                                  PAGE 4 OF 4 PAGES


Item 5.  Interest in the Securities of the Issuer

     (a) The aggregate percentage of Shares of Common Stock reported owned by Mr. Miceli is based upon 1,444,769 Shares outstanding as of December 20, 1996 as reported in the Issuer's 10-KSB for the year ended September 30, 1996.The aggregate of 44,000 shares subject to issuance from the Stock Option Plan upon the exercise of his options are also deemed outstanding for purposes of computing the percentage owned by Mr. Miceli. The aggregate number of shares reported as benefically owned by Mr. Miceli is 132,724 which constitutes approximately 8.9% of the outstanding Shares of the Issuer.

     (b) By virtue of his ownership Mr. Miceli has the sole power to vote 132,724 shares. Mr. Miceli has the sole power to dispose of the 116,596 shares.

     (c) Mr. Miceli has no transactions during the past sixty days in Shares of the Issuer.

     (d) No person other than Mr. Miceli is known to have the right to receive or the power to direct the receipt of dividends. Should Shares of Common Stock owned within the ESOP be sold, the ESOP would have power to direct the receipt of proceeds from the sale of the shares allocated to Mr. Miceli.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Other than as described herein with reference to the 4,519 shares available as an option from the Diego J. Veitia Family Trust and the 44,000 options available for exercise under the Stock Option Plan, there are no contracts, arrangements or understandings between Mr. Miceli and another person with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

         There are no exhibits to this filing.

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February  14, 1997

   /S/   JEROME F. MICELI
__________________________________________
Jerome F. Miceli, President\Reporting Person